Exhibit 21.01

LIST OF SUBSIDIARIES

NAME	STATE OR JURISDICTION OF INCORPORATION OR ORGANIZATION

GLOBEtrotter Software, Inc.	California
Macrovision UK Limited	United Kingdom
Macrovision Europe Limited	United Kingdom
Macrovision Europe Holding Company Limited	United Kingdom
Globetrotter Europe Limited	United Kingdom
Macrovision Japan and Asia KK	Japan
Macrovision Israel, Ltd.	Israel
Macrovision Service Corporation	Delaware
Macrovision (Barbados), Ltd.	California
Macrovision International Holding Limited Partnership	Cayman Islands
Macrovision Licensing & Holding B.V.	Netherlands
Deterrence Acquisition Ltd.	UK